ABSOLUTE SHARES TRUST
12b-1 DISTRIBUTION AND SERVICE PLAN
SCHEDULE A

The following series of Absolute Shares Trust are subject to this Plan, at the fee rates specified:

Fund	Fee (as a Percentage of Average Daily Net Assets of the Fund)*
WBI BullBear Rising Income 2000 ETF	0.25%
WBI BullBear Value 2000 ETF	0.25%
WBI BullBear Yield 2000 ETF	0.25%
WBI BullBear Quality 2000 ETF	0.25%
WBI BullBear Rising Income 1000 ETF	0.25%
WBI BullBear Value 1000 ETF	0.25%
WBI BullBear Yield 1000 ETF	0.25%
WBI BullBear Quality 1000 ETF	0.25%
WBI BullBear Global Income ETF	0.25%
WBI BullBear Global High Income ETF	0.25%
WBI BullBear Global Rotation ETF	0.25%
WBI Power Factor™ High Dividend ETF	0.25%
WBI BullBear Trend Switch US Total Return ETF	0.25%
WBI BullBear Trend Switch US 1000 ETF	0.25%
WBI BullBear Trend Switch US 2000 ETF	0.25%
WBI BullBear Trend Switch US 1000 Total Return ETF	0.25%
WBI BullBear Trend Switch US 2000 Total Return ETF	0.25%
WBI BullBear Trend Switch US 3000 Total Return ETF	0.25%

* The determination of daily net assets shall be made at the close of business each day throughout the month and computed in the manner specified in the then current Prospectus for the determination of the net asset value of Creation Units. Plan payments shall be made within ten (10) days of the end of each calendar month unless otherwise agreed by the parties and approved or ratified by the Trustees.

Adopted:       June 11, 2014
Amended:     March 5, 2019